Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

February 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Donald E. Field

RE:	Paysafe Limited (the “Company”)
Registration Statement on Form F-4
(File No. 333-251552) (the “Registration Statement”)

Dear Mr. Field:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 p.m. on Friday, February 26, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

PAYSAFE LIMITED

By:	/s/ Philip McHugh
Name: Philip McHugh
Title: Chief Executive Officer